UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.   GENERAL IDENTIFYING INFORMATION

1. Reason Fund is applying to deregister (check only one; for descriptions, see Instruction 1 above)

     [X]  MERGER

     [X]  LIQUIDATION

     The following four series of the Fund have each merged into a series of another registered investment company: Govett Emerging Markets Equity Fund, Govett Smaller Companies Fund, Govett International Equity Fund and Govett Global Income Fund. The Govett International Smaller Companies Fund series is being liquidated.

     [ ]  ABANDONMENT OF REGISTRATION

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of Fund:  THE GOVETT FUNDS, INC. (the "Fund")

3.   Securities and Exchange Commission File No.:  811-06229

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X]  Initial Application                      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     c/o AIB GOVETT, INC.
     250 MONTGOMERY STREET
     SUITE 1200
     SAN FRANCISCO, CA  94104

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     COLIN KREIDEWOLF
     SENIOR VICE PRESIDENT
     AIB GOVETT, INC.
     250 MONTGOMERY STREET, SUITE 1200
     SAN FRANCISCO, CA  94104
     (415) 263-1877

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of Fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Registrant:                                  c/o AIB Govett, Inc.
                                                  250 Montgomery Street, Suite 1200
                                                  San Francisco, CA 94104

     Investment Adviser (the "Adviser"):          AIB Govett, Inc.
                                                  250 Montgomery Street, Suite 1200
                                                  San Francisco, CA 94104

     Principal Underwriters:                      PFPC Distributors (previously called First
                                                  Data Distributors & FPS Broker Services)
                                                  3200 Horizon Drive
                                                  P.O. Box 61503
                                                  King of Prussia, PA 19406-0903

                                                  Van Kampen American Capital
                                                  One Parkview Plaza
                                                  Oakbrook Terrace, IL 60181

     Shareholder records:                         PFPC Inc. (transfer agent)
                                                  3200 Horizon Drive
                                                  P.O. Box 61503
                                                  King of Prussia, PA 19406-0903

     Fund Accounting Records/Pricing, etc.:       Chase Global Fund Services
                                                  73 Tremont Street
                                                  Boston, MA 02113

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of Fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the Fund is a management company (check only one):

     [X]  Open-end                  [ ]  Closed-end

10. State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund's contracts with those advisers have been terminated:

     Investment Adviser:                       AIB Govett, Inc.
                                               250 Montgomery Street, Suite 1200
                                               San Francisco, CA 94104


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

     Investment Sub-Advisers:                  Berkeley Capital Management
                                               650 California Street, 28th Floor
                                               San Francisco, CA 94104

                                               AIB Govett Asset Management Limited
                                               (now called Govett Investment Management Limited)
                                               Shackleton House
                                               4 Brattle Bridge Lane
                                               London SE1 2HR
                                               England


12. Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund's contracts with those underwriters have been terminated:

     Underwriters:                             PFPC Distributors (previously called First Data
                                               Distributors & FPS Broker Services)
                                               3200 Horizon Drive
                                               P.O. Box 61503
                                               King of Prussia, PA 19406-0903

                                               Van Kampen American Capital
                                               One Parkview Plaza
                                               Oakbrook Terrace, IL 60181

13.  If the Fund is a unit investment trust ("UIT") provide:

     (a)   Depositor's name(s) and address(es):

     (b)   Trustee's name(s) and address(es):

     Not Applicable (the Fund is not a unit investment trust)

14. Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

     [ ]  Yes                       [X]  No

     If Yes, for each UIT state:
              Name(s):

              File No.:  811-
                              ----------

              Business Address:

15.  (a)   Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes                       [ ]  No

     If yes, state the date on which the board vote took place:

     The Board of Directors of the registrant convened a special meeting on January 5, 2000 to consider the merger of four series of the Fund and the liquidation of the remaining series of the Fund, and, on January 5, 2000, the Board voted to approve the mergers and the liquidation.

     If No, explain:

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


     (b) Did the Fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes                       [ ]  No

     If Yes, state the date on which the shareholder vote took place:

     August 11, 2000 for the mergers of the four series and October 6, 2000 for the liquidation of Govett International Smaller Companies Fund.

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes                       [ ]  No

     Distributions of the shares of the respective acquiring fund were made to the shareholders of Govett Emerging Markets Equity Fund, Govett Smaller Companies Fund, Govett International Equity Fund and Govett Global Income Fund. Distributions of cash and portfolio securities were made to the shareholders of Govett International Smaller Companies Fund.

     (a)  If Yes, list the date(s) on which the Fund made those distributions:

          Distributions of the shares of the acquiring funds were made to shareholders of Govett Emerging Markets Equity Fund, Govett International Equity Fund and Govett Global Income Fund on August 12, 2000, and to shareholders of Govett Smaller Companies Fund on September 11, 2000. Distributions of cash and portfolio securities were made to shareholders of Govett International Smaller Companies Fund on October 16, 2000.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes                      [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes                      [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [X]  Yes                      [ ]  No

          If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of shareholders:

               As of October 6, 2000, AIB Asset Management Holding Limited owned 95.65% of the total shares of Govett International Smaller Companies Fund.


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


17.  Closed-end funds only:
     Has the Fund issued senior securities?

     [ ]  Yes                       [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the Fund distributed ALL of its assets to the Fund's shareholders?

     [X]  Yes                       [ ]  No

     If No,
     (a) How many shareholders does the Fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the Fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes                       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the Fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes                       [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

     (b)  Why has the Fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes                      [ ]  No

21. Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes                       [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the Fund intend to pay these outstanding debts or other liabilities?


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



IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)    Legal expenses:                                  $267,527.50

          (ii)   Accounting expenses:                             $24,500.00

          (iii)  Other expenses (list and identify separately):

                 Directors' Insurance:                            $33,448.19
                 Proxy Mailing:                                   $51,945.76
                 Miscellaneous Shareholder Communications:        $42,927.95
                 Proxy Solicitation:                              $37,545.18
                 Printing:                                        $116,452.78
                 Director Termination Fees:                       $35,000.00
                 Distributor and Transfer Agent Fees:             $63,483.87

          (iv)   Total expenses (sum of lines (i)-(iii) above):   $672,831.23

     (b)  How were those expenses allocated?      100% of the expenses were
                                                  allocated to the Adviser.

     (c)  Who paid those expenses?       AIB Govett, Inc.

     (d)  How did the Fund pay for unamortized expenses (if any)?     Not
          Applicable (there were no unamortized expenses).

23. Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes                       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the Fund a party to any litigation or administrative proceeding?

     [ ]  Yes                       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

25. Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes                       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the Fund surviving the Merger:    ARK Funds.

          The series of ARK Funds into which the four series of the Fund have been merged are as follows:

          Acquired Fund                               Acquiring Fund
          -------------                               --------------

          Govett Smaller Companies Fund               ARK Small-Cap Equity Portfolio
          Govett Global Income Fund                   ARK Income Portfolio
          Govett International Equity Fund            ARK International Equity Portfolio
          Govett Emerging Markets Equity Fund         ARK Emerging Markets Equity Portfolio


     (b) State the Investment Company Act file number of the Fund surviving the Merger:

          811-7310

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          File Number:    812-11978
          Form Type:      40-APP; and
          Date Filed:     February 14, 2000

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of The Govett Funds, Inc., (ii) he or she is the Treasurer of The

Govett Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form

N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                            (Signature)
                                            /s/ Colin Kreidewolf
                                            -------------------------------
                                            Treasurer
                                            January 18, 2001




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